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                                                               EXHIBIT (a)(1)(C)
                                                      MANAGER TALKING POINTS AND
                                                             QUESTIONS & ANSWERS


     MANAGER TALKING POINTS/Q&A

     FOLLOWING ARE POINTS AND Q&A FOR USE IN DISCUSSING TODAY'S ANNOUNCEMENT WITH YOUR EMPLOYEES.

     TALKING POINTS

o Sabre announced its intent to make a cash tender offer for all of the outstanding publicly-held common shares of Travelocity that Sabre does not own. Sabre currently has an approximately 70-percent ownership stake in Travelocity.

o Once the purchase is completed, Travelocity would become a wholly owned Sabre company. Sabre has no plans to change Travelocity's management team, strategic direction or brand.

o Sabre expects to commence the offer on or about March 5. Documents will be filed and available through the SEC website or via Sabre investor relations.

o Since Sabre has just announced its intention to commence a tender offer and has not yet filed the tender offer documents, we're not providing information beyond what is in the release or will be filed with the SEC. This is a process still to be played out, and it wouldn't be appropriate to comment further.

o It was becoming increasingly clear that Sabre and Travelocity's long-term strategies are converging. Because of this, we think it makes sense to combine the strengths of both companies to pursue new revenue opportunities, and to optimize investment decisions across companies.

o The transaction supports our continuing strategy to deliver value to suppliers and travelers across multiple distribution channels.

     Q&A

Q1.  WHAT DID SABRE ANNOUNCE TODAY?

     Sabre announced its intent to make a cash tender offer for all of the outstanding publicly-held common shares of Travelocity that Sabre does not own. Sabre currently has an approximately 70-percent ownership stake in Travelocity.

     Once the purchase is completed, Travelocity would become a wholly-owned Sabre company. We don't plan to change Travelocity's executive team, strategic direction or brand.

Q2.  WHY IS SABRE DOING THIS?

         It is becoming clear that both Sabre and Travelocity's long-term strategies are converging. Because of this, we think it makes sense to combine the strengths of both companies to pursue new revenue opportunities, and to optimize investment decisions across companies.

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Q3:  WHAT IS SABRE'S LONG-TERM STRATEGY?

     Sabre's strategy is to deliver value to suppliers and travelers across multiple distribution channels.

Q4:  HOW WOULD TRAVELOCITY OPERATE AT SABRE?

     Once the purchase is completed, Travelocity would become a wholly owned Sabre company. We don't plan to change Travelocity's executive team, strategic direction or brand. Travelocity has, and will continue to play an important role in our strategy to serve the traveler. Terry and his team have done an outstanding job in developing Travelocity as a leading brand.

     NOTICE FOR TRAVELOCITY STOCKHOLDERS AND INTERESTED PARTIES

     Investors, Travelocity stockholders, and other interested parties are urged to read the tender offer documents that will be filed with the Securities and Exchange Commission by Sabre because they will contain important information. Investors will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, or by contacting Investor Relations at Sabre at 3150 Sabre Drive, Southlake, Texas 76092, or by logging on at www.sabre.com/investor.